Exhibit 99.1

Norwegian Cruise Line Reports Results for First Quarter 2011

Company Posts 37.5% Increase in Adjusted EBITDA

Addition of Norwegian Epic and Improved Pricing Drive Results

MIAMI--(BUSINESS WIRE)--May 2, 2011--Norwegian Cruise Line (NCL Corporation Ltd., “Norwegian” or the “Company”) today reported results for the three months ended March 31, 2011.

Adjusted EBITDA for the first quarter of 2011 improved 37.5% to $81.9 million versus $59.5 million for the same period of 2010. Net Revenue for the quarter increased 20.7% to $368.0 million from $304.9 million in 2010 resulting from a 17.9% increase in Capacity Days, due to the addition of Norwegian Epic to the fleet in June 2010, coupled with an increase in Net Yield of 2.4%. The increase in Net Yield was a result of both improved passenger ticket pricing and increased onboard spend per Capacity Day. Occupancy Percentage for the period was 107.1% compared to 107.9% in the prior period.

Continued pricing discipline and cost control, along with economies of scale attributed to Norwegian Epic, allowed the Company to absorb a 6.6% increase in the per metric ton price of fuel in the period. The Company reported a decrease in Net Cruise Cost per Capacity Day of 1.3% versus prior year. The price of fuel for the first quarter of 2011 increased to $520 per metric ton from $488 in 2010. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 2.6%.

“I am pleased to see that pricing along with the impact of Norwegian Epic drove such a significant improvement in the quarter,” said Kevin Sheehan, Norwegian’s president and chief executive officer. “On top of the healthy pace our Net Yield grew in the quarter, we also rolled over a very lucrative one-month charter in February 2010 for the Winter Olympics in Vancouver. Excluding the pricing benefit of this charter, our Net Yield improvement would have been 3.8% for the quarter. In addition, our improved Adjusted EBITDA resulted not only from our increased revenue, but also our continued razor focus on controlling costs without affecting the guest experience.”

Interest expense, net of capitalized interest, increased to $47.9 million in the quarter compared to $35.8 million in 2010 due to increased borrowings mainly attributable to the addition of Norwegian Epic. Other income was $2.4 million in 2011 versus expense of $0.6 million in 2010. Net loss for the quarter decreased to $10.6 million on revenue of $495.5 million compared to a net loss of $16.1 million on revenue of $416.5 million in 2010.

Updates

The first phase of enhancements at Great Stirrup Cay, the Company’s 250-acre private island in the Bahamas, has been completed. A new marina and dining facility on the island opened in February, representing a significant milestone in the $25 million enhancement project. A new welcome pavilion is scheduled to open this month and construction on a new straw market is commencing. “Great Stirrup Cay was developed to provide our guests an extraordinary island experience and we are thrilled with the exceptionally positive feedback we are receiving on the recent enhancements,” commented Sheehan.

Terminology

Adjusted EBITDA. Earnings before interest, other income (expense) including taxes, impairment loss, depreciation and amortization and other supplemental adjustments.

Berths. Double occupancy capacity per cabin even though many cabins can accommodate three or more passengers.

Capacity Days. Berths multiplied by the number of cruise days for the period.

Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

Gross Yield. Total revenue per Capacity Day.

Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

Net Per Diem. Net Revenue per Passenger Cruise Day.

Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield. Net Revenue per Capacity Day.

Occupancy Percentage or Load Factor. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that it is the most relevant measure of our revenue performance because it reflects the revenue earned by us net of significant variable costs and is commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

We believe that Adjusted EBITDA is appropriate to provide additional information to investors as it enables us to analyze our performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments.

Our non-GAAP financial measures may not be comparable to other companies within our industry. Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the “Results of Operations” section.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 44-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, Norwegian has 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on some of the newest and most contemporary ships at sea. The Company has two 4,000-passenger vessels on order for delivery in spring 2013 and spring 2014.

Norwegian’s largest and most innovative Freestyle Cruising ship, Norwegian Epic, debuted in June 2010. Norwegian Cruise Line is the official cruise line of Blue Man Group, appearing for the first time at sea on Norwegian Epic, as well as the official cruise line of Legends in Concert, Second City® Comedy Troupe, Howl at the Moon Dueling Pianos, Gibson Guitar, and Nickelodeon, the number-one entertainment brand for kids. Cirque Dreams® & Dinner is also featured on board Norwegian Epic as the first show of its kind at sea under a big top.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook and Twitter, watch us on YouTube, or contact us in the U.S. and Canada at 888- NCL-CRUISE (625-2784).

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Risks that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence; changes in cruise capacity, as well as capacity changes in the overall vacation industry; intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively; our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future; changes in fuel prices or other cruise operating expenses such as crew, insurance and security; the risks associated with operating internationally; the continued borrowing availability under our credit facilities and compliance with our financial covenants; our ability to incur significantly more debt despite our substantial existing indebtedness; the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the impact of any future changes relating to how travel agents sell and market our cruises; the impact of any future increases in the price of, or major changes or reduction in, commercial airline services; the impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms; the continued availability of attractive port destinations; the control of our Company by certain of our shareholders whose interests may not continue to be aligned with ours; the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate; our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations; the lack of acceptance of new itineraries, products or services by our targeted customers; our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide; the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives; changes in interest rates and/or foreign currency rates; increases in our future fuel expenses related to implementing recently proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations; the impact of pending or threatened litigation and investigations; the impact of changes in our credit ratings; the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage; our ability to attain and maintain any price increases for our products; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled repairs, maintenance and refurbishment of our ships; the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other risks discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of dollars)

	Three Months Ended
	March 31,
	2011	2010

Revenue
Passenger ticket	$332,045	$279,032
Onboard and other	163,465	137,470
Total revenue	495,510	416,502
Cruise operating expense
Commissions, transportation and other	89,614	78,826
Onboard and other	37,870	32,822
Payroll and related	70,317	62,135
Fuel	58,026	47,338
Food	30,982	24,751
Other	57,430	48,292
Total cruise operating expense	344,239	294,164
Other operating expense
Marketing, general and administrative	70,202	64,199
Depreciation and amortization	46,257	37,857
Total other operating expense	116,459	102,056
Operating income	34,812	20,282
Non-operating income (expense)
Interest income	10	28
Interest expense, net of capitalized interest	(47,879)	(35,839)
Other income (expense)	2,432	(603)
Total non-operating income (expense)	(45,437)	(36,414)
Net income (loss)	$(10,625)	$(16,132)

NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share data)

	March 31,	December 31,
	2011	2010

Assets
Current assets:
Cash and cash equivalents	$49,199	$55,047
Accounts receivable, net	10,760	7,879
Inventories	37,274	32,763
Prepaid expenses and other assets	60,498	33,694
Total current assets	157,731	129,383
Property and equipment, net	4,612,925	4,639,281
Goodwill and tradenames	602,792	602,792
Other long-term assets	190,523	192,057
Total assets	$5,563,971	$5,563,513
Liabilities and shareholders' equity
Current liabilities:
Current portion of long-term debt	$89,030	$78,237
Accounts payable	62,173	64,399
Accrued expenses and other liabilities	250,187	216,501
Advance ticket sales	380,724	294,180
Total current liabilities	782,114	653,317
Long-term debt	2,992,800	3,125,848
Other long-term liabilities	50,291	52,680
Total liabilities	3,825,205	3,831,845
Commitments and contingencies
Shareholders' equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized, 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,331,064	2,330,792
Accumulated other comprehensive income	21,760	4,309
Retained earnings (deficit)	(614,083)	(603,458)
Total shareholders' equity	1,738,766	1,731,668
Total liabilities and shareholders' equity	$5,563,971	$5,563,513

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Three Months Ended
	March 31,
	2011	2010
Cash flows from operating activities
Net income (loss)	$(10,625)	$(16,132)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	51,753	42,582
Loss (gain) on derivatives	(3,241)	297
Share-based compensation expense	297	630
Changes in operating assets and liabilities:
Accounts receivable, net	(2,881)	416
Inventories	(4,511)	(2,398)
Prepaid expenses and other assets	(12,704)	15,954
Accounts payable	(2,226)	11,369
Accrued expenses and other liabilities	33,855	15,969
Advance ticket sales	86,544	64,781
Net cash provided by operating activities	136,261	133,468
Cash flows from investing activities
Additions to property and equipment	(19,901)	(26,524)
Net cash used in investing activities	(19,901)	(26,524)
Cash flows from financing activities
Repayments of long-term debt	(135,613)	(65,527)
Proceeds from long-term debt	13,221	-
Other	184	(1,080)
Net cash used in financing activities	(122,208)	(66,607)
Net increase (decrease) in cash and cash equivalents	(5,848)	40,337
Cash and cash equivalents at beginning of period	55,047	50,152
Cash and cash equivalents at end of period	$49,199	$90,489

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

The following table sets forth selected statistical information:

	Three Months Ended
	March 31,
	2011	2010

Passengers Carried	372,700	305,025
Passenger Cruise Days	2,510,738	2,144,546
Capacity Days	2,343,768	1,988,280
Occupancy Percentage	107.1%	107.9%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended
	March 31,
	2011	2010

Passenger ticket revenue	$332,045	$279,032
Onboard and other revenue	163,465	137,470
Total revenue	495,510	416,502
Less:
Commissions, transportation and other expense	89,614	78,826
Onboard and other expense	37,870	32,822
Net revenue	$368,026	$304,854

Capacity Days	2,343,768	1,988,280
Gross Yield	$211.42	$209.48
Net Yield	$157.02	$153.33

Gross Cruise Cost , Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows
(in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended
	March 31,
	2011	2010

Total cruise operating expense	$344,239	$294,164
Marketing, general and administrative expense	70,202	64,199
Gross Cruise Cost	414,441	358,363
Less:
Commissions, transportation and other expense	89,614	78,826
Onboard and other expense	37,870	32,822
Net Cruise Cost	286,957	246,715
Less:
Fuel	58,026	47,338
Net Cruise Cost Excluding Fuel	$228,931	$199,377

Capacity Days	2,343,768	1,988,280
Gross Cruise Cost per Capacity Day	$176.83	$180.24
Net Cruise Cost per Capacity Day	$122.43	$124.08
Net Cruise Cost Excluding Fuel per Capacity Day	$97.68	$100.28

Adjusted EBITDA was calculated as follows (in thousands):

	Three Months Ended
	March 31,
	2011	2010

Net (income) loss	$(10,625)	$(16,132)
Interest, net	47,869	35,811
Depreciation and amortization expense	46,257	37,857
Other (income) expense	(2,432)	603
Other (1)	792	1,386
Adjusted EBITDA	$81,861	$59,525

(1) Includes non-cash compensation and crew pension costs.

CONTACT:
Norwegian Cruise Line
Investor Relations Contacts
Mark A. Kempa, 305-436-4932
or
Edel Cruz, 305-436-4773
or
Media Contact
AnneMarie Mathews, 305-436-4799
PublicRelations@ncl.com